06006627

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AB 3/27/06

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SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 28 2006 BRANCH OF REGISTRATIONS

Rec'd 2/28/06

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8- 50126 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stonegate Partners LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 Edgewater Place
(No. and Street)

| Wakefield | MA | 01880 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian W. Bernier, President (617) 330-9009
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PROVANZANO & MARCHESIANI P.C.
(Name – *if individual, state last, first, middle name*)

| 607 North Avenue, Suite E | Wakefield | MA | 01880-1635 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 19 2006
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

5/18/06

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Brian W. Bernier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stonegate Partners, LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President 2/27/06

Title

Notary Public 2/27/2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**Provanzano & Marchesiani P.C.**

CERTIFIED PUBLIC ACCOUNTANTS

LAKESIDE OFFICE PARK
607 NORTH AVENUE, SUITE E
WAKEFIELD, MA 01880-1635
FAX 781-246-5647

781 245 1100

## Independent Auditors' Report

The Board of Directors and Members
StoneGate Partners, LLC and subsidiary:

We have audited the accompanying consolidated statement of financial condition of StoneGate Partners, LLC and subsidiary (the Company) as of December 31, 2005 and the related consolidated statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of StoneGate Partners, LLC and subsidiary as of December 31, 2005, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Provanzano & Marchesiani P.C.

February 21, 2006

**STONEGATE PARTNERS, LLC AND SUBSIDIARY**

Consolidated Statement of Financial Condition

December 31, 2005

## Assets

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 383,619 |
| Accounts receivable | | 899,348 |
| Securities owned- not readily marketable, at fair value (note 2) | | 683,857 |
| Other assets | | 94,776 |
| Fixed assets, net (note 3) | | 58,689 |
| Total assets | $ | 2,120,289 |

## Liabilities and Members' Equity

| | | |
|---|---|---|
| Liabilities: | | |
| Accounts payable, accrued expenses and other liabilites (note 6) | $ | 694,392 |
| Commitments and contingencies (notes 5 and 7) | | |
| Minority interest | | 5,979 |
| Members' equity (note 4) | | |
| Class A shares, no par value. Authorized 20,000,000 shares; issued and outstanding 11,406,186 shares | | 2,551,989 |
| Class B shares, no par value. Authorized 20,000,000 shares; issued and outstanding 11,689,688 shares | | 431,364 |
| Accumulated deficit | | (1,563,435) |
| Total members' equity | | 1,419,918 |
| Total liabilities and members' equity | $ | 2,120,289 |

See accompanying notes to consolidated financial statements.

## STONEGATE PARTNERS, LLC AND SUBSIDIARY

Consolidated Statement of Income

Year ended December 31, 2005

| | | |
|---|---|---|
| Revenues: | | |
| Commissions from private placements | $ | 3,365,791 |
| Interest and dividends | | 11,354 |
| Total revenues | | 3,377,145 |
| Expenses: | | |
| Employee compensation and benefits | | 2,498,572 |
| Regulatory fees and expenses | | 26,703 |
| Occupancy | | 64,520 |
| Professional fees | | 48,130 |
| Telephone expenses | | 20,190 |
| Other expenses | | 206,468 |
| Total expenses | | 2,864,583 |
| Net operating income before minority interest and net realized and unrealized losses on securities | | 512,562 |
| Minority interest in net loss of consolidated subsidiary | | 1,521 |
| Net realized and unrealized losses on securities: | | |
| Net realized losses on securities held | | 258,993 |
| Net unrealized losses on securities held | | 121,713 |
| Net realized and unrealized losses on securities | | (380,706) |
| Net income | $ | 133,377 |

See accompanying notes to consolidated financial statements.

**STONEGATE PARTNERS, LLC AND SUBSIDIARY**

Consolidated Statement of Changes in Members' Equity

Year ended December 31, 2005

| | Class A Shares | Class B Shares | Class A Amount | Class B Amount | Accumulated Deficit | Total Members' Equity |
|---|---|---|---|---|---|---|
| Balances at December 31, 2004 | 11,406,186 | 11,689,688 | $ 2,551,989 | $ 431,364 | $ (1,696,812) | $ 1,286,541 |
| Net income | - | - | - | - | 133,377 | 133,377 |
| Balances at December 31, 2005 | 11,406,186 | 11,689,688 | $ 2,551,989 | $ 431,364 | $ (1,563,435) | $ 1,419,918 |

See accompanying notes to consolidated financial statements.

**STONEGATE PARTNERS, LLC and SUBSIDIARY**

Consolidated Statement of Cash Flows

Year ended December 31, 2005

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | $ | 133,377 |
| Minority interest in subsidiary | | 5,979 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Net unrealized gains and losses on securities held | | 181,527 |
| Depreciation | | 11,991 |
| Net loss on sale of investment securities | | 199,179 |
| Increase in accounts receivable | | (575,249) |
| Increase in other assets, net cash by operating activities | | (40,713) |
| Increase in accounts payable, accrued expenses, and other liabilities | | 434,640 |
| Net cash provided by operating activites | | 350,731 |
| Cash flows from investing activities: | | |
| Proceeds from sale of investment securities | | 125,000 |
| Purchase of fixed assets | | (41,716) |
| Investment Net cash used in investing activities | | (209,663) |
| | | (126,379) |
| Net decrease in cash | | |
| | | 224,352 |
| Cash and cash equivalents, beginning of year | | 159,267 |
| Cash and cash equivalents, end of year | $ | 383,619 |

See accompanying notes to consolidated financial statements.

## (1) Organization and Significant Accounting Policies

### *(a) Organization*

StoneGate Partners, LLC (the "Company") was formed on March 21, 1997, as a Massachusetts limited liability company and commenced operations on June 2, 1997. The Company is registered under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers. The Company's primary business activities are acting in a placement agency capacity in larger syndicates for the private placements of securities. In addition, the Company markets securities of emerging growth privately held companies located in the United States.

The consolidated financial statements include the accounts of StoneGate Partners, LLC and its 80% owned subsidiary StoneGate Natural Resources, LLC which was formed in 2004.

All intercompany accounts and transactions have been eliminated in consolidation.

### *(b) Basis of Presentation*

The Company is engaged in a single line of business as a securities broker-dealer, which comprises one class of service, which is to act as placement agent in private securities transactions.

### *(c) Revenue Recognition*

The Company receives commissions for acting as placement agent for private financings. The Company recognizes cash commission revenue at the time the placement is completed. The Company may receive a combination of cash and securities as compensation for services rendered. For the portion of the commission paid in securities, the Company records revenue for the estimated fair value of securities received, net of commission expenses, as the securities are typically issued directly to the brokers in their name.

### *(d) Cash and Cash Equivalents*

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

The Company maintains cash balances at various financial institution, primarily banks. Accounts at each bank are insured by the Federal Deposit Insurance Corporation up to $100,000.

### *(e) Investments Valuation*

Investments for which no readily ascertainable market value exists or for which there are no market quotations available, comprising of 48.2% members' equity, are valued at fair value as

determined by Management. In determining fair value, Management takes into consideration the financial condition and operating results of the portfolio company, the amount that Management can reasonably expect to realize upon the sale of the securities which it holds and any other factors deemed relevant by Management. Because of the inherent uncertainty of valuations, estimated values may differ significantly from the values that would have been used had a ready market for the securities existed, and the differences could be material.

***(f) Fixed Assets***

Fixed assets are carried at cost. Depreciation and amortization are computed using the straight-line method. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to income as incurred; significant renewals and betterments are capitalized.

***(g) Income Taxes***

No provision for federal or state income taxes is presented in these financial statements as the Company is a limited liability company which is taxed as a partnership and, accordingly, its taxable income is allocated to its members for income tax reporting purposes.

***(h) Uses of Estimates***

The preparation of consolidated financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Material estimates particularly susceptible to change relate to the fair value determination of securities owned -- not readily marketable. Actual results could differ from those estimates.

***(i) Impairment of Long-Lived Assets***

In accordance with Statement 144, long-lived assets, such as property and equipment, and purchases intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount of fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposal group classified as held for sale would be presented separately in the appropriate asset and liability sections of the consolidated balance sheet.

Goodwill is tested annually for impairment. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value. This determination is made at the reporting unit level and consists of two steps. First, the company determines the fair value of a reporting unit and compares it to its carrying amount. Second, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized for any excess of the carrying amount of the reporting unit's goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation, in accordance with FASB Statement No. 141, *Business Combinations.* The residual fair value after this allocation is the implied fair value of the reporting unit goodwill.

***(j) Goodwill and Other Intangible Assets***

Goodwill represents the excess of costs over fair value of assets of businesses acquired. The Company adopted the provisions of FASB Statement No. 142, *Goodwill and Other Intangible Assets,* as of January 1, 2002. Pursuant to Statement 142, goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with provisions of Statement 142. Statement 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with FASB Statement 144 *Accounting for Impairment or Disposal of Long-Lived Assets.* The Company does not have goodwill.

***(k) Accounts Receivable***

Accounts receivable are recorded at the invoiced amount and do not bear interest. Amount collected on accounts receivable are include in net cash provided by operating activities in the consolidated statement of cash flows. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses in its existing accounts receivable. On a regular basis, the Company reviews the adequacy of its provision for doubtful accounts based on historical collection results and current economic conditions using factors based on the aging of its accounts. In addition, the Company estimates specific additional allowances for its accounts receivable based on indications that a specific customer may be experiencing financial difficulties. Account balances are charged off against the allowance when it is probable that the receivable will not be recovered. At December 31, 2005, there is no allowance for doubtful accounts. The Company does not have any off-balance sheet credit exposure related to its customers.

***(l) Recently Adopted Accounting Standards***

In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), *Consolidation of Variable Interest Entities (VIEs),* which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity.

The Company applies FIN 46R to variable interests in VIEs created after December 31, 2003. For variable interests in VIEs created before January 1, 2004, the Interpretation will be applied for fiscal years beginning on January 1, 2005. For any VIEs that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities, and noncontrolling interests of the VIE initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities, and noncontrolling interest of the VIE.

### *(m) Recently Issued Accounting Standards*

In December 2004, the FASB issued FASB Statement No. 153, *Exchanges of Nonmonetary Assets,* which eliminates an exception in APB 29 for recognizing nonmonentary exchanges of similar productive assets at fair value and replaces it with an exception for recognizing exchanges of nonmonetary assets at fair value that do not have commercial substance. This Statement will be effective for the Company for nonmonetary asset exchanges occurring on or after January 1, 2006.

## (2) Securities Owned - Not Readily Marketable

As of December 31, 2005, the Company holds the following securities that are not readily marketable as there is no market on a securities exchange or publicly ascertainable quoted market price. Cost of securities is determined by either the cash paid for securities at purchase, or for securities received as consideration for services rendered, or a combination of both.

| Investment | Date Acquired | Cost | Fair Value |
|---|---|---|---|
| Actuality Systems, Inc. (1.9%)*: | | | |
| 40,322 shares of preferred stock | Dec. 1999 | $ 11,395 | $ 14,133 |
| 38,510 shares of Series C preferred stock | Mar. 2005 | 13,479 | 13,479 |
| Domin-8 Enterprise Solutions, LLC (5.4%)*: | | | |
| 69,805 Series B warrants | Dec. 2005 | 101,217 | 75,913 |

| Investment | Date Acquired | Cost | Fair Value |
|---|---|---|---|
| Immunetics (2.2%)*: | | | |
| 147,059 shares of common stock | Jul. 2000 | 25,000 | 15,000 |
| 39,345 shares of common stock | Mar. 2005 | 15,738 | 15,738 |
| Inland (1.5%)*: | | | |
| 3,458 class B warrants | Dec. 2003 | 20,747 | 20,747 |
| Maritel, Inc. (0.0%)*: | | | |
| Step notes with warrants into next preferred round | Aug. 2000 | 148,750 | - |
| Bradley Energy LLC (7.1%)*: | | | |
| 2004 drilling program | Various | 51,390 | 51,390 |
| 2005 II Program | Dec. 2005 | 50,000 | 50,000 |
| Turbine Entertainment (4.6%)*: | | | |
| Common stock, 4,470 shares | Sep. 2003** | 120,952 | 1,431 |
| Series A1 preferred stock, 9,696 shares | Sep. 2003** | 149,990 | 53,861 |
| 5,454 Series A1 warrants, expiring 3/31/07 | Sep. 2003** | 115,834 | 2,248 |
| Series A2 preferred stock, 2,946 shares | Jan. 2005 | 15,820 | 7,910 |
| Wellogix, Inc. (20.5%)*: | | | |
| 274,194 Series C preferred stock | Aug. 2000 | 205,645 | 205,645 |
| 70,705 Series A-1 convertible preferred stock, | Sept. 2005 | 85,946 | 85,946 |
| ApartmentLINKS, Inc. (.6%)* | | | |
| 13,636 shares of common stock | Nov. 2005 | 8,333 | 8,333 |
| eReferral Network, Inc. (2.3%)* | | | |
| 66,666 shares of common stock | Nov. 2005 | 33,333 | 33,333 |

| Investment | Date Acquired | Cost | Fair Value |
|---|---|---|---|
| BenefitStreet, Inc. (2.0%)* 25,000 shares of series I preferred stock | Nov. 2005 | 28,750 | 28,750 |
| Total (48.2%)* | | $ 1,202,319 | $ 683,857 |

* Fair value of investment as a percent of the Company's members' equity.

** Represents date of conversion; securities originally acquired in the period from December 1998 to June 1999.

## (3) Fixed Assets

Fixed assets consisted of the following:

| | |
|---|---|
| Computers and office equipment | $ 29,288 |
| Furniture and fixtures | 62,255 |
| | 91,543 |
| Less accumulated depreciation | (32,854) |
| | $ 58,689 |

Depreciation expense for the year ended December 31, 2005 was $11,991.

## (4) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. As of December 31, 2005, the Company's net capital amounted to $243,366, of which $197,071 was in excess of its required net capital of $46,295.

SEC Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's aggregate indebtedness to net capital ratio as of December 31, 2005 was 2.9 to 1.

## (5) Commitments

The Company leases its office facility in Wakefield, Massachusetts under a noncancelable lease agreement expiring in December 2007. The lease agreement requires a minimum monthly rental plus certain operating costs. During the year ended December 31, 2005, rent expense incurred by the Company, including operating costs, amounted to $64,520.

The future minimum lease payments due under the noncancelable lease agreement as of December 31, 2005, are as follows:

| Year ended December 31: | | |
|---|---|---|
| 2006 | $ | 66,263 |
| 2007 | | 68,424 |
| Total | $ | 134,687 |

## (6) Accounts Payable, Accrued Expenses, and Other Liabilities

Accounts payable, accrued expenses, and other liabilities consists of the following at December 31, 2005.

| | | |
|---|---|---|
| Accrued professional services and other | $ | 133,951 |
| Commissions payable | | 560,801 |
| | $ | 694,752 |

## (7) Contingencies

The Company entered into deals in 2005 which give the Company residual compensation rights. As not all the milestones for this compensation are met at December 31, 2005, this future income stream is not reflected in the accompanying financial statements.

## (8) NASD Examination

During 2005, the National Association of Securities Dealers (NASD) conducted a routine, on site examination of StoneGate Partners, LLC. During the examination and at its Exit Conference in September 2005, the NASD identified certain "Items Noted", primarily related to StoneGate's documentation of suitability and compliance with documentation procedures established following a 2001 examination of the Company by the Securities and Exchange Commission (SEC). In connection with the examination, the Company agreed with the NASD that its documentation of suitability was deficient, and committed to meeting all such requirements in the future. The Company, however, noted that despite the deficiencies in documentation, it believed its actual day-

to-day practices concerning suitability were compliant, and remain so. Subsequent to the on site examination, the NASD requested additional information which was provided. As of the date of this report, StoneGate has not been advised of the final outcome of the examination. Nonetheless, as a result of the examination and in consultation with the Company's outside counsel, the Company's policies and procedures have been modified to address the matters identified by the NASD.

# STONEGATE PARTNERS, LLC AND SUBSIDIARY

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2005

| | | |
|---|---|---|
| Net capital: | | |
| Total members' equity | $ | 1,419,918 |
| Deduct nonallowable assets: | | |
| Securities owned- not readily marketable | | 683,857 |
| Accounts receivable, net of commission payable offset | | 338,547 |
| Other assets | | 94,776 |
| Haircut on other securities | | 683 |
| Fixed assets, net of accumulated depreciation | | 58,689 |
| | | 1,176,552 |
| Net capital | $ | 243,366 |
| Aggregate indebtedness | $ | 694,392 |
| Computation of basic net capital requirement: | | |
| Minimum net capital required: 6 2/3% of total aggregate indebtedness, before the one percent additional requirement | $ | 46,295 |
| Required net capital | | |
| Excess of net capital at 1500% | $ | 197,071 |
| Excess of net capital at 1000% | $ | 173,927 |
| Ratio of aggregate indebtedness to net capital | | 2.9:1 |
| Reconciliation with StoneGate, LLC computation included in Part II of Form X-17-A-5 as of December 31, 2005: | | |
| Net capital, as reported in the Company's Part II (unaudited) FOCUS report: | $ | 258,318 |
| Adjustments made to correct financial statements: | | |
| Cash | | 538 |
| Accounts payable, accrued expenses and other liabilities | | (9,407) |
| Loss on subsidiary | | (6,083) |
| Net capital per above | $ | 243,366 |

See accompanying independent auditors' report.

**Provanzano & Marchesiani P.C.**

CERTIFIED PUBLIC ACCOUNTANTS

LAKESIDE OFFICE PARK
607 NORTH AVENUE, SUITE E
WAKEFIELD, MA 01880-1635
FAX 781-246-5647

781 245 1100

## Supplemental Independent Auditors' Report on Internal Control Required by SEC Rule I7a-5

The Board of Directors and Members
StoneGate Partners, LLC:

In planning and performing our audit of the consolidated financial statements and supplemental schedule of StoneGate Partners, LLC and subsidiary (the Company) for the year ended December 31, 2005, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (1) Making quarterly securities examinations, counts, verifications and comparisons, (2) Recordation of differences required by Rule 17a-13, and (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish such objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Thompson & Marchesini P.C.

February 21, 2006